Exhibit 99.1

Robin Energy Announces Proposed Spin-Off of its Tanker Business

Limassol, Cyprus, March 10, 2026 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy”, “Robin” or the “Company”), an international ship-owning company providing energy transportation services globally, announces that its Board of Directors (the “Board”) has decided, at the recommendation of its special committee of disinterested and independent directors, to effect a spin-off of its tanker business comprising of one tanker and Xavier Shipping Co. (subsidiary formerly owning the M/T Wonder Formosa), and cash (the “Spin-Off”).  In the Spin-Off, Robin shareholders will receive one common share of AI OKTO CORP. (“AI OKTO”), a newly formed subsidiary that will act as the holding company for the one tanker vessel, for every 6.5 Robin common shares. AI OKTO has applied to have its common shares listed on the Nasdaq Capital Market. Robin’s Chairman and Chief Executive Officer, Petros Panagiotidis, has been appointed as Chairman and Chief Executive Officer of AI OKTO with effect as of the completion of the Spin-Off.

The Board believes that the creation of a pure play tanker company, with part of its core strategy being to establish an artificial intelligence (“AI”)-enabled operating model through partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across its fleet, will provide significant benefits to both Robin and AI OKTO  and their shareholders.

Robin shareholders do not need to take any action to receive AI OKTO shares to which they are entitled, and do not need to pay any consideration or surrender or exchange Robin common shares. Fractional AI OKTO common shares will not be distributed to Robin shareholders. Instead, the distribution agent will aggregate fractional AI OKTO common shares into whole shares, sell such whole AI OKTO shares in the open market at prevailing rates promptly after AI OKTO’s common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

AI OKTO has filed a registration statement on Form 20-F (the “Registration Statement”) pursuant to the Securities Exchange Act of 1934 with the U.S. Securities and Exchange Commission, which includes a more detailed description of the terms of the proposed Spin-Off. The Spin-Off remains subject to the Registration Statement being declared effective and the approval of the listing of AI OKTO’s common shares on the Nasdaq Capital Market. There can be no assurance that the Spin-Off will occur or, if it does occur, of its terms or timing. A copy of the Registration Statement is available at www.sec.gov. The information in the filed Registration Statement and in this press release is not final and remains subject to change.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. The Company’s fleet comprises two LPG Carriers and one tanker vessel that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, and include statements relating to the expected benefit of the intended spin-off transaction, the expected timing of the completion of the spin-off transaction and the transaction terms. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐ looking statements include the effects of the proposed Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the Commission which can be obtained free of charge on the Commission’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com